UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )*

                           Iron Mountain Incorporated
                                (Name of Issuer)

                       Voting Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   46284P 10 4
                                 (CUSIP Number)

















--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                        Page 2 of 6 Pages



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           C. Richard Reese

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                   (b) |_|
3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
                            5          SOLE VOTING POWER
         NUMBER OF
          SHARES                       1,127,503
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            6          SHARED VOTING POWER

                                       0

                            7          SOLE DISPOSITIVE POWER

                                       459,337

                            8          SHARED DISPOSITIVE POWER

                                       0

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,127,503 shares1

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                     |_|

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           C. Richard Reese:  11.7%

12         TYPE OF REPORTING PERSON*

           IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
           1 Includes 13,450 shares of Iron Mountain Voting Common Stock held by trusts for the benefit of Mr. Reese's children, as to which Mr. Reese disclaims beneficial ownership. Also includes 668,166 shares of Iron Mountain Voting Common Stock as to which Mr. Reese shares beneficial ownership with Schooner Capital Corporation("Schooner") as a result of a 1988 deferred compensation arrangement, as amended, between Schooner and Mr. Reese relating to Mr. Reese's former services as President of Schooner. Pursuant to such arrangement, upon the earlier to occur of (i) Schooner's sale or exchange of all or a portion of those 668,166 shares, after all other shares of Iron Mountain Voting Common Stock held by Schooner have been sold or (ii) the cessation of Mr. Reese's employment with Iron Mountain, Schooner is required to transfer such shares (or portion thereof) of Iron Mountain Voting Common Stock to Mr. Reese or remit to Mr. Reese cash in an amount equal to the then current fair market value of such shares of Iron Mountain Voting Common Stock. Schooner has agreed to vote the shares of Iron Mountain Voting Common Stock subject to such arrangement at the direction of Mr. Reese.

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                        Page 3 of 6 Pages

Item 1(a).    Name of issuer:

     Iron Mountain Incorporated

Item 1(b).    Address of Issuer's Principal Executive Offices:

     745 Atlantic Avenue, Boston, Massachusetts 02111

Item 2(a).    Name of Person Filing:

     C. Richard Reese

Item 2(b).    Address of Principal Offices or, if None, Residence:

     203 Hickory Road, Weston, Massachusetts 02193

Item 2(c).    Citizenship:

     U.S.A.

Item 2(d).    Title of Class of Securities:

     Voting Common Stock, $.01 par value

Item 2(e).    CUSIP Number:

     46284P 10 4

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the filing person is a: Not applicable.


(a)         Broker or dealer registered under Section 15 of the Act,
       ---

(b)         Bank as defined in Section 3(a)(6) of the Act,
       ---

(c)         Insurance Company as defined in Section 3(a)(19) of the Act,
       ---

(d) Investment Company registered under Section 8 of the Investment --- Company Act,

(e) Investment Adviser registered under Section 203 of the Investment --- Advisers Act of 1940,

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
       ---  1974  or  Endowment  Fund;  see 13d-1(b)(1)(ii)(F),

(g)         Parent  Holding  Company,  in  accordance  with  Rule
       ---  13d-1(b)(ii)(G); see Item 7,

(h)         Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
       ---

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                         Page 4 of 6 Pages


Item 4.       Ownership.

     (a) Amount beneficially owned:

     1,127,503 shares2

     (b) Percent of class:

     11.7%

     (c) Number of shares as to which such person has:

     (i)      Sole power to vote or direct the vote:

     1,127,503

     (ii)     Shared power to vote or direct the vote:

     0

     (iiiSole power to dispose or to direct the disposition of:

     459,337

     (iv)     Shared power to dispose or to direct the disposition of:

     0

Item 5.       Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     Mr. Reese and Schooner entered into a Deferred Compensation Agreement, dated as of December 18, 1995, whereby non-qualified stock options to acquire stock of Schooner pursuant to the Schooner Capital Corporation 1988 Stock Option Plan were replaced with a deferred compensation agreement, to provide him with deferred compensation of 668,166 shares of Iron Mountain Voting Common Stock. Pursuant to such agreement, upon the earlier to occur of (i) Schooner's sale or exchange of all or a portion of those 668,166 shares, after all other shares of Iron Mountain Voting Common Stock held by Schooner have been sold or (ii) the cessation of Mr. Reese's employment with Iron Mountain, Schooner is required to transfer such shares (or portion thereof) of Iron Mountain Voting Common Stock to Mr. Reese, or remit to Mr. Reese cash in an amount equal to the then current fair market value of such shares of Iron Mountain Voting Common Stock. The number of shares will be adjusted appropriately to reflect any stock dividend, stock split, or other equity adjustment with respect to Iron Mountain Voting Common Stock. Mr. Reese has no rights as a stockholder with respect to such shares until the date of any issuance of stock certificates to him for such shares. No

--------
2    See footnote 1, above.

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                        Page 5 of 6 Pages


adjustments will be made for dividends or other rights for which the record date is prior to the date such stock certificates are issued. However, Schooner has agreed to vote the shares of Iron Mountain Voting Common Stock subject to such arrangement at the direction of Mr. Reese. Due to such arrangement, Mr. Reese is deemed to beneficially own 11.7% of Iron Mountain Voting Common Stock, whereas absent such arrangement Mr. Reese would only hold 4.8% of Iron Mountain Voting Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                         Page 6 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1997



                                /s/ C. Richard Reese
                                C. Richard Reese





     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).